SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GTT Communications, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

362393100

(CUSIP Number)

May 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 362393100

1	NAMES OF REPORTING PERSONS Spruce House Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,835,637[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,835,637[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,637[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

[1]	See Item 4(c) below.
[2]	Based on the sum of (i) 44,954,763 outstanding shares of common stock as of May 1, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2018 and (ii) 9,589,094 shares of common stock issued in connection with the Issuer’s previously announced acquisition of Interoute Communications Holdings S.A.

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CUSIP No. 362393100

1	NAMES OF REPORTING PERSONS Spruce House Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,835,637[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,835,637[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,637[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]	See Item 4(c) below.
[2]	Based on the sum of (i) 44,954,763 outstanding shares of common stock as of May 1, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2018 and (ii) 9,589,094 shares of common stock issued in connection with the Issuer’s previously announced acquisition of Interoute Communications Holdings S.A.

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CUSIP No. 362393100

1	NAMES OF REPORTING PERSONS The Spruce House Partnership LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,835,637[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,835,637[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,637[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	See Item 4(c) below.
[2]	Based on the sum of (i) 44,954,763 outstanding shares of common stock as of May 1, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2018 and (ii) 9,589,094 shares of common stock issued in connection with the Issuer’s previously announced acquisition of Interoute Communications Holdings S.A.

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CUSIP No. 362393100

1	NAMES OF REPORTING PERSONS Zachary Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,835,637[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,835,637[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,637[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

[1]	See Item 4(c) below.
[2]	Based on the sum of (i) 44,954,763 outstanding shares of common stock as of May 1, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2018 and (ii) 9,589,094 shares of common stock issued in connection with the Issuer’s previously announced acquisition of Interoute Communications Holdings S.A.

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CUSIP No. 362393100

1	NAMES OF REPORTING PERSONS Benjamin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,835,637[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,835,637[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,637[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

[1]	See Item 4(c) below.
[2]	Based on the sum of (i) 44,954,763 outstanding shares of common stock as of May 1, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2018 and (ii) 9,589,094 shares of common stock issued in connection with the Issuer’s previously announced acquisition of Interoute Communications Holdings S.A.

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CUSIP No. 362393100

Item 1.

(a)	Name of Issuer:

GTT Communications, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

7900 Tysons One Place, Suite 1450

McLean, Virginia 22102

(703) 442-5500

Item 2.

(a)	Name of Person Filing:

Spruce House Investment Management LLC

Spruce House Capital LLC

The Spruce House Partnership LP

Zachary Sternberg

Benjamin Stein

Spruce House Investment Management LLC, Spruce House Capital LLC, The Spruce House Partnership LP, Zachary Sternberg and Benjamin Stein, have entered into a Joint Filing Agreement, dated June 1, 2018, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence

Spruce House Investment Management LLC

Spruce House Capital LLC

435 Hudson Street, 8th Floor

New York, New York 10014

The Spruce House Partnership LP

c/o Spruce House Capital LLC

435 Hudson Street, 8th Floor

New York, New York 10014

Zachary Sternberg

Benjamin Stein

c/o Spruce House Investment Management LLC

435 Hudson Street, 8th Floor

New York, New York 10014

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(c)	Citizenship:

Spruce House Investment Management LLC – Delaware limited liability company

Spruce House Capital LLC – Delaware limited liability company

The Spruce House Partnership LP – Delaware limited partnership

Zachary Sternberg – United States of America

Benjamin Stein – United States of America

(d)	Title of Class of Securities:

Common Stock, par value $.0001 per share

(e)	CUSIP Number:

362393100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [    ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    [    ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    [    ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    [    ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)    [    ] An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)    [    ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)    [    ] A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)    [    ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    [    ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    [    ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)    [    ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

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(a)	Amount beneficially owned:

The Spruce House Partnership LP – 7,835,637 shares

Spruce House Investment Management LLC – 0 shares

Spruce House Capital LLC – 0 shares

Zachary Sternberg – 0 shares

Benjamin Stein – 0 shares

The reported securities are held in the account of The Spruce House Partnership LP (the “Fund”), a private investment fund managed by Spruce House Investment Management LLC (the “Investment Manager”), and may be deemed to be beneficially owned by the Investment Manager, the general partner of the Fund, Spruce House Capital LLC (the “General Partner”), and by Zachary Sternberg and Benjamin Stein, managing members of the Investment Manager and the General Partner (the “Managing Members”). Each of the Investment Manager, the General Partner and the Managing Members expressly disclaims beneficial ownership of the shares held by the Fund.

(b)	Percent of class:

14.4%*

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

The Filers may be deemed to have shared power to vote or direct the vote of 7,835,637 shares of common stock held by The Spruce House Partnership LP. Each of the Investment Manager, the General Partner and the Managing Members expressly disclaims beneficial ownership of the shares held by the Fund.

(iii) Sole power to dispose or to direct the disposition:

0

(iv) Shared power to dispose or to direct the disposition:

The Filers may be deemed to have shared power to dispose or direct the disposition of 7,835,637 shares of common stock held by The Spruce House Partnership LP. Each of the Investment Manager, the General Partner and the Managing Members expressly disclaims beneficial ownership of the shares held by the Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ]:

*	Based on the sum of (i) 44,954,763 outstanding shares of common stock as of May 1, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2018 and (ii) 9,589,094 shares of common stock issued in connection with the Issuer’s previously announced acquisition of Interoute Communications Holdings S.A.

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Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2018

Spruce House Investment Management LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

Spruce House Capital LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

The Spruce House Partnership LP

By:	Spruce House Capital LLC Its general partner

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

Zachary Sternberg

/s/ Thomas Walker
(Attorney-in-fact)

Benjamin Stein

/s/ Thomas Walker
(Attorney-in-fact)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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Exhibit 1

Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock, par value $.0001 per share of GTT Communications, Inc. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

Date: June 1, 2018

Spruce House Investment Management LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

Spruce House Capital LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

The Spruce House Partnership LP

By:	Spruce House Capital LLC Its general partner

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

Zachary Sternberg

/s/ Thomas Walker (Attorney-in-fact)

Benjamin Stein

/s/ Thomas Walker (Attorney-in-fact)

Exhibit 99.2

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Thomas Walker, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him, for the sole purpose of signing on his behalf any and all Regulatory Filings under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940 and any amendments and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the above, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall continue effective until revoked by me at any time.

Dated this 1st day of June, 2018.

By:	/s/ Zachary Sternberg
Zachary Sternberg

Exhibit 99.3

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Thomas Walker, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him, for the sole purpose of signing on his behalf any and all Regulatory Filings under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940 and any amendments and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the above, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall continue effective until revoked by me at any time.

Dated this 1st day of June, 2018.

By:	/s/ Benjamin Stein
Benjamin Stein